Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048 Email: jha@stevenslee.com Direct Fax: (610) 371-7960

November 24, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orb Automotive Corporation (f/k/a Action Acquisition Corporation) (the “Company”)
Form 8-K
Filed September 16, 2010
Amendment No. 1 to Form 8-K
Filed October 15, 2010
File No. 000-52341

Ladies and Gentlemen:

We are writing with respect to the October 22, 2010 letter to the Company (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the aforementioned filings of the Company.  Due to the timing of our receipt of the Comment Letter, coupled with the deadline for filing the Company’s Quarterly Report on Form 10-Q and the Thanksgiving holidays, we hereby respectfully request an extension to respond to the comments set forth in the Comment Letter until the close of business on December 1, 2010.

Thank you for your attention to this matter.

Best regards, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Junning Ma
Mr. Morgan Simpson
William W. Uchimoto, Esq.